
11006177

ANNUAL REPORT 2010

Sharpening Our Strategy

CORPORATE OFFICE PROPERTIES TRUST

Dear Fellow Shareholders,



ROGER A. WAESCHE, JR. | RANDALL M. GRIFFIN

As we finish a challenging 2010, we are pleased to report that COPT weathered the difficulties facing our industry, emerging stronger and well positioned for the future. Winston Churchill once said, "Difficulties mastered are opportunities won." This summarizes 2010 well. The economy presented us with significant and complicated challenges, typical for this phase of a recessionary cycle, but much more severe. As a result, 2010 was not a year of record shareholder returns or soaring share prices, but what we did accomplish will be more valuable in the long term: we are well capitalized with strong leasing momentum, we created new development projects, and excellent development activity is underway. We are ready to take full advantage as the economy rebounds and our tenants' requirements grow.

During 2010, we focused on minimizing the effects of the economic downturn by working hard to maintain our outstanding level of customer service, enhance our brand, further our commitment to sustainability and strengthen our team. The results were evident—record dividends, record leasing, record development placed into service and record hiring—but there is much left to be done.

We raised our dividend for the 13th year in a row, achieving a total increase of 222% since 1997. We leased 4.3 million square feet of space, a Company record and 1.1 million square feet more than in our previous best year in 2008. We acquired $317 million of strategic, high quality assets ($202 million of office space and a $115 million wholesale data center). We started construction on 732,000 square feet of development, all focused on the U.S. Government and Defense Information Technology (IT) sectors and Data Centers serving such sectors, and placed 816,000 square feet in nine development properties into service. Total shareholder return was essentially flat in 2010, but our 10-year return was 456%, making us #1 for that period among all office REITs and #14 among all equity REITs. We took a long-term view that helped COPT weather the down cycle and emerge strong and ready to capitalize on new growth opportunities.

Our efforts to stay true to our strategy of serving the U.S. Government and Defense IT sectors and Data Centers supplying such sectors guided many of our decisions in 2010. These super core tenants are a key part of our strategy; we believe they are less affected by market volatility and provide job growth, especially in areas benefitting from the 2005 Base Realignment and Closure (BRAC) changes. Our acquisitions and development activities focused on prime locations for BRAC-related tenants, which enhanced leasing efforts. We also solidified plans for two new long-term development projects based on BRAC relocations and our tenants' needs: Redstone Gateway in Huntsville, Alabama and Patriot Ridge in Springfield, Virginia.

COPT has identified several important themes for our future investments: newer product, high quality, larger and even more strategic. Our properties are not commodity products; rather, they are specialized assets that attract niche customers.

Our most valuable asset, however, is the team of people who work diligently to realize the Company's goals. COPT hired a record number of new employees in 2010, which is indicative of the Company's focus on future growth and our commitment to excellence. Additionally, some roles shifted. Roger was named President in September 2010, and will continue to serve as COO. He is assuming increased responsibilities as we guide the Company into the future.

In January 2011, we welcomed Stephanie Krewson, our new Vice President of Investor Relations. Stephanie previously worked as a REIT analyst. Her experience in the industry dates back to 1994, and we are pleased with the additional depth that Stephanie brings to the COPT team.

Also in 2011, the Board of Trustees appointed U.S. Navy Rear Admiral (Ret.) Elizabeth (Betsy) Hight as its newest member. Betsy brings valuable experience and knowledge of the U.S. Government and Defense IT sectors and Data Centers serving such sectors. She is Vice President of Hewlett-Packard's Enterprise Services U.S. Public Sector Cybersecurity Practice and previously served as acting Director of the Defense Information Systems Agency (DISA), Vice Director of DISA and Commander of the Joint Task Force - Global Network Operations. We are looking forward to Betsy's guidance as a member of the Board.

While 2010 was a challenging year in many ways, COPT handled these trials well and took the opportunity to hone our strategy. We believe COPT's occupancy will bottom early in 2011 and we will begin to see accelerating improvement in occupancy, same store NOI, lease rates and earnings. We anticipate success in 2011 and for many years in the future, as we continue to create environments that inspire success. We extend our heartfelt thanks to our team at COPT, our Board of Trustees, and to you, our shareholders, for your continued confidence and support.

Sincerely,





Randall M. Griffin
Chief Executive Officer

Roger A. Waesche, Jr.
President & Chief Operating Officer



CORPORATE OFFICE
PROPERTIES TRUST


500
450
400
350
300
250
200
150
100
50
0
PERCENT
456%
Dow Jones
Russell 2000
S&P 500
RMS
COPT

10 - Year Cumulative Shareholder Return (%)

Performance Summary

During 2010, we refined our strategic position in anticipation of opportunities in 2011 and beyond, creating promising value and growth potential. COPT rose to the challenges of 2010, achieving record square feet of leasing, record square feet of development placed into service and record hiring, and once again increasing our dividend.

During 2010, we:

- **Leased approximately 4.3 million square feet of space.** At the end of the year, our wholly-owned office portfolio was more than 88% occupied and 89% leased. Leasing activity in 2010 reduced COPT's 2011 and 2012 lease expiration exposure and extended the average remaining lease term to 4.9 years.

- **Placed 816,000 square feet in nine properties into service.** At the end of the year, 77% of this newly-developed space was leased.

- **Raised our dividend for the 13th year in a row and paid in cash.** COPT has averaged a 9.4% annual dividend increase since going public. Since 1997, our dividend has grown by 222%, one of the largest increases among REITs. 2010's dividend increase reflects our confidence that the year's development leasing placed into service and acquisitions have positioned COPT for future growth.

COPT continued to have strong access to capital. In 2010, we:

- **Issued $240 million of exchangeable notes** that are due in 2030, and redeemable by us, or subject to required repurchase upon request of the note holders, in April 2015.

- **Issued 7.5 million common shares** in a public offering, producing $245.8 million in proceeds.

- **Expanded our line of credit** by $200 million to $800 million.


Dividend Growth Since 2007
$2.00
1.50
1.00
.50
0
222%*
TOTAL
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
* Growth from 1997 to 2010
YEAR


Square Feet Leased and Development Placed into Service
5mil
4.5mil
4mil
3.5mil
3mil
2.5mil
2mil
1.5mil
1mil
.5mil
0
SF LEASED
SF OF DEVELOPMENT PLACED INTO SERVICE
SQUARE FEET
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
YEAR


Market Capitalization
6bil
5bil
4bil
3bil
2bil
1bil
0
DOLLARS
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
YEAR

While COPT's 2010 total shareholder return was essentially flat, our 3-year cumulative return was 27%, ranking us #2 among all office REITS and #38 among all equity REITS for that period. Our 5-year cumulative shareholder return of 19% places us #5 among all office REITs and #57 among all equity REITs. Over the past 10 years, we delivered a 456% cumulative shareholder return. That makes us #1 among all office REITs and #14 among all equity REITs for the decade.+

Because we faced increased interest expense, lower net operating income from same office properties, and a decrease in revenue from properties we expect to redevelop, COPT's 2010 FFO, excluding acquisition costs, decreased by 5% on a diluted per-share basis from 2009. We expect that development and acquisition plans, as well as anticipated growth in occupancy rates, should improve FFO in 2011. We believe our investment and financial discipline position us for long-term FFO and net asset value growth.

We weathered the downturn and, with strategic development and acquisitions, set up the Company for continued success. We created a position that will foster our growth in future years. Consistency counts - and COPT's long-term performance is strong.

+compiled by NAREIT as of December 31, 2010

12.31.2010


NON-CORE OPPORTUNISTIC
CORE BUSINESS PARKS
59%
US GOV'T
DEFENSE IT
DATA
23%
18%


OPPORTUNISTIC
CORE BUSINESS PARKS
65%
US GOV'T
DEFENSE IT
DATA
20%
15%

12.31.2012
GOAL

Honing Our Strategy

COPT has developed a strategy focused on the needs of our customers. Our properties occupied primarily by those in the U.S. Government and Defense IT sectors and Data Centers serving such sectors provided 59% of our annualized rental revenue from wholly-owned properties as of December 31, 2010. Our goal is to increase this concentration to 65% by the end of 2012 (see graphic above). The majority of our office parks are located in areas the government has designated to benefit from BRAC-related job growth, where defense and IT contractors will ultimately have to relocate to serve government agencies. Therefore, BRAC-related locations are typically insulated from volatility in the economy.

Many of our core tenants are dependent on Department of Defense (DoD) budget allocations. While the Pentagon is reducing and reallocating spending, we expect most cuts will focus on government support staff, weaponry and armed forces. We believe our tenants, who tend to work in the areas of cyber defense, intelligence, data storage, and research and development programs, will be well-positioned for these changes. Additionally, as the DoD improves efficiencies and reduces costs, we expect IT budgets to increase.

BRAC is already funded, so it will not be affected by budget cuts, and the relocations must be completed in 2011. Contractors affected by these relocations have varying timetables, but we are confident that we will see strong demand over the next few years as the moves take place. We are working to ensure we can meet our customers' needs.

Part of COPT's portfolio is concentrated adjacent to five expanding BRAC locations. Our BRAC positions will benefit from new programs moving to these areas, including:

- **Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance (C4ISR) to Aberdeen Proving Ground**
- **Defense Information Systems Agency (DISA) to Fort Meade**
- **National Geospatial-Intelligence Agency (NGA) to Fort Belvoir**
- **Army Materiel Command (AMC) to Redstone Arsenal**
- **Naval Sea Systems Command (NAVSEA) to Washington Navy Yard**

We believe that focusing our portfolio will result in long-term strength of the Company and create ample opportunity for growth in the future.

BRAC-DRIVEN LOCATIONS



NORTH
G★A★T★E
Your Gateway to Aberdeen Proving Ground

ABERDEEN PROVING GROUND

MARYLAND



695



95

BALTIMORE



THE NATIONAL
BUSINESS★PARK
Your Gateway to Fort Meade



695



295

FORT MEADE



95



295



495

WASHINGTON D.C.

MARITIME PLAZA



PATRIOT
R★I★D★G★E
Your Gateway to Fort Belvoir

WASHINGTON NAVY YARD



495

FORT BELVOIR

VIRGINIA



95



REDSTONE
G★A★T★E★W★A★Y
Advancing the Missions of Redstone Arsenal
HUNTSVILLE
MADISON
REDSTONE ARSENAL
DECATUR
ALABAMA

Strategically Refining Our Portfolio

COPT's goal is to enhance the long-term quality of our portfolio to better serve our tenants and shareholders. We plan to achieve this through quality acquisitions and selective dispositions, in addition to development activities.

We are looking for modern, high quality, large and strategic properties.

In honing our strategy, COPT made selective dispositions of older, less strategic assets. In September 2010, we completed our exit of the New Jersey market, selling two office properties totaling 201,000 square feet and an adjacent 18-acre lot, for a recognized gain of $3.3 million. We also sold a 24,000 square foot building in Hunt Valley, Maryland for $2.4 million in January 2010.

In 2010, we were careful in our acquisitions, staying true to our strategy. We added $317 million in assets to our portfolio and are cultivating long-term tenant relationships. Three of our 2010 acquisitions, Maritime Plaza, 1550 Westbranch Drive and 3120 Fairview Park Drive, are highlighted on the following pages.


95
TO FORT MEADE
495
MARYLAND
TYSONS CORNER
1550 WESTBRANCH DRIVE
50
WASHINGTON D.C.
66
MARITIME PLAZA
WASHINGTON NAVY YARD
3120 FAIRVIEW PARK
495
VIRGINIA
95
TO FORT BELVOIR

TENANT-DRIVEN ACQUISITIONS
NORTHERN VIRGINIA
WASHINGTON, D.C.

MARITIME PLAZA



Maritime Plaza, acquired in September 2010, consists of two buildings totaling 362,000 square feet adjacent to the Washington Navy Yard. These buildings are 100% leased, and tenants include CSC, General Dynamics and SAIC.


295
M STREET
MARITIME PLAZA
WASHINGTON NAVY YARD
NAVSEA

MARITIME PLAZA
WASHINGTON NAVY YARD
WASHINGTON, D.C.

1550 WESTBRANCH DRIVE



1550 Westbranch Drive, acquired in June 2010, is a 152,000 square foot building in McLean, Virginia that is 100% leased to The MITRE Corporation, a Super Core tenant. MITRE also leases COPT space in The National Business Park, adjacent to Fort Meade, and North Gate Business Park, adjacent to Aberdeen Proving Ground.


NORTH
G * A * T * E
Your Gateway to Aberdeen Proving Ground
95
MARYLAND
The MITRE Corporation
ABERDEEN PROVING GROUND
695
BALTIMORE
THE NATIONAL
BUSINESS * PARK
Your Gateway to Fort Meade
695
295
The MITRE Corporation
FORT MEADE
95
495
WASHINGTON D.C.
The MITRE Corporation
495
VIRGINIA

1550 WESTBRANCH DRIVE
NORTHERN VIRGINIA
MCLEAN, VIRGINIA


3120 FAIRVIEW PARK DRIVE

3120 Fairview Park Drive, acquired in November 2010, is a 183,000 square foot building in Falls Church, Virginia that was 4% leased at purchase. Subsequent to year-end, we signed a 62,000 square foot lease with an existing defense contractor tenant.


GENERAL DYNAMICS
NORTHROP GRUMMAN
TRICARE
495
50
2020 COMPANY
EXXON MOBIL
ENSCO
SEVATEC
DYNCORP
3120 FAIRVIEW PARK
CSC
MICRO STRATEGY
NOBLIS
CDM

3120 FAIRVIEW PARK DRIVE
NORTHERN VIRGINIA
FALLS CHURCH, VIRGINIA

Development Driven By Strategy

In addition to acquiring new properties, COPT uses development as a tactic to position our portfolio around our cyber and BRAC customers, as well as other government demand drivers.

During 2010, we began new projects that validated COPT's strategy, positioning the Company to take advantage of anticipated future demand.



430 NATIONAL BUSINESS PARKWAY · UNDER CONSTRUCTION NEAR FORT MEADE

COPT currently has 10 buildings, totaling 1.0 million square feet, under construction and nine buildings, totaling 1.3 million square feet, in development. These development projects are all located near government and defense growth drivers.


THE NATIONAL
BUSINESS ★ PARK
Your Gateway to Fort Meade
295
95
WASHINGTON D.C.
FORT MEADE

THE NATIONAL BUSINESS PARK
FORT MEADE
ANNAPOLIS JUNCTION, MARYLAND



The National Business Park, adjacent to Fort Meade in Annapolis Junction, Maryland, features a direct road connection and shuttle bus into the Fort. Because of the high demand for space in COPT's 24 existing office buildings in The National Business Park — these were 98% leased as of December 31, 2010 — we are developing the north section of the park. Overall, in the park, we have 496,000 square feet under construction and 505,000 square feet under development. Development capacity is 2.1 million square feet. Due to the 2005 BRAC decisions, DISA, Defense Media Activity and Defense Intelligence Agency are expected to add 5,600 jobs, and National Security Agency is expected to add 4,000 jobs at Fort Meade over the next several years.


SENTRY
G*A*T*E*W*A*Y
410
SAN ANTONIO
90
LACKLAND AFB
SENTRY GATEWAY
LACKLAND AIR FORCE BASE
SAN ANTONIO, TEXAS



Sentry Gateway is on the west side of San Antonio, Texas near Lackland Air Force Base. COPT has 915,000 square feet in eight buildings in service. We have 95,000 square feet in one building under construction and 219,000 square feet in two buildings in development. As a part of the 2005 BRAC decisions, Lackland Air Force Base will be consolidated with nearby Fort Sam Houston and Randolph Air Force Bases, and will be known as Joint Base San Antonio.


NORTH
G * A * T * E
Your Gateway to Aberdeen Proving Ground
95
1
95
TO BALTIMORE
ABERDEEN PROVING GROUND
NORTH GATE BUSINESS PARK
ABERDEEN PROVING GROUND
ABERDEEN, MARYLAND



North Gate Business Park, located at the entrance into Aberdeen Proving Ground in Aberdeen, Maryland, is well-positioned for defense contractors moving from Fort Monmouth, New Jersey to support C4ISR and other programs affected by BRAC. COPT has 105,000 square feet leased to the U.S. Government or government contractors, 179,000 additional square feet under construction, and 128,000 square feet in development. Aberdeen Proving Ground will see one of the largest impacts of the BRAC relocation decisions; 8,200 civilian DoD and embedded contractors are moving to the base and between 7,500 and 10,000 indirect jobs are expected to move into the area.

Long-Term Strategic BRAC Opportunities

We embarked on two major long-term projects during 2010: Redstone Gateway in Huntsville, Alabama and Patriot Ridge in Springfield, Virginia. Both of these projects are driven by BRAC relocations.

REDSTONE
G*A*T*E*W*A*Y
Advancing the Missions of Redstone Arsenal
565
HUNTSVILLE
REDSTONE GATEWAY
565
MADISON
REDSTONE ARSENAL



REDSTONE GATEWAY · **REDSTONE ARSENAL** · HUNTSVILLE, ALABAMA

REDSTONE GATEWAY 1000 · BUILDING RENDERING

Redstone Gateway is located on 468 acres at the main gate into Redstone Arsenal, with visibility from I-565. Through a majority-owned joint venture, COPT is responsible for developing, leasing and managing the office properties in this mixed-use, pedestrian-friendly park. Redstone Gateway will be developed in three phases over the next 15 to 20 years. We currently have one 115,000 square foot Class A office building under construction, and one 120,000 square foot building in development. When complete, the project will include 4.4 million square feet of office space, of which 1.2 million square feet will be secure.

COPT plans to develop the site as our core tenants demand space. Redstone Arsenal is expected to gain 4,651 military positions, DoD civilians and embedded contractors as a result of BRAC relocations. An additional 15,000 indirect jobs are anticipated as well.

PATRIOT RIDGE
Your Gateway to Fort Belvoir

DEMAND DRIVER

PATRIOT RIDGE

WASHINGTON D.C.

95

FORT BELVOIR



PATRIOT RIDGE · FORT BELVOIR · SPRINGFIELD, VIRGINIA

PATRIOT RIDGE BUSINESS PARK RENDERING - VIEW FROM I-95

Patriot Ridge is located on 15 acres adjacent to the National Geospatial-Intelligence Agency (NGA) visitor gate and Fort Belvior. The site plan is approved for up to 978,000 square feet of development on a four-building campus designed to meet government security occupancy standards. Two parking garages, one of which will include retail space, are also planned. The first office building, consisting of 240,000 square feet, is currently under construction and will be visible from I-95.

More than 22,000 workers are expected to move to Fort Belvoir and the surrounding area as BRAC relocations are completed. Patriot Ridge is positioned to handle an increase in tenant demand for space.

Data Centers: A Strategic Growth Driver

Because of our experience in providing mission critical facilities, designing and engineering cutting-edge single user data centers, and running secure data center operations and maintenance, COPT is uniquely positioned to meet the data storage needs of our tenants. We plan to expand this portion of our portfolio, in line with our strategic focus on IT and Data.

We believe that demand for data centers is growing. At the end of 2010, the U.S. Government finalized plans for data center consolidation which will reduce redundant, inefficient and older infrastructure, and will seek consolidated state-of-the-art facilities that can accommodate higher density with lower energy consumption and operating costs.

Rather than house data centers in each individual building, many sectors of the government will move to cloud computing, based at off-campus data centers.

Power Loft @ Innovation, a recent data center acquisition, is new, high quality and positioned in Northern Virginia, a top tier market. This is a 233,000 gross square foot wholesale data center with a 100,000 square foot raised data floor and a controlled, secure perimeter. We are building an initial critical load of 18 megawatts, with a 30 megawatt potential.

We believe these features, in addition to COPT's experience, will help attract our tenants to Power Loft for their data storage needs and create future growth for the Company. As we gain a stronger presence in this market, we will continue to refine our data center strategy.



POWER LOFT @ INNOVATION · **NORTHERN VIRGINIA** · MANASSAS, VIRGINIA

A Strategic Focus Our On Customers

Top 20 Tenants*

United States of America

Northrop Grumman Corporation

Booz Allen Hamilton, Inc.

Computer Sciences Corporation

ITT Corporation

The MITRE Corporation

The Aerospace Corporation

CareFirst, Inc.

Wells Fargo & Company

L-3 Communications Holdings, Inc.

Integral Systems, Inc.

Comcast Corporation

The Boeing Company

AT&T Corporation

Ciena Corporation

General Dynamics Corporation

Unisys Corporation

The Johns Hopkins Institutions

Merck & Co., Inc.

First Mariner Bank

* Based on annualized rental revenue as of December 31, 2010

Our focus is our customers. That's why we are so proud to have earned the highest award for customer service in the real estate industry – the CEL & Associates, Inc. "Best in Industry" designation – again in 2010. Our customers have bestowed us with this honor in the large owner category for seven years in a row.


CORPORATE OFFICE PROPERTIES TRUST
Columbia, Maryland
Category I Winner
The National Commercial Real Estate
Customer Service Award for Excellence
CEL & Associates, Inc.

We thank our loyal customers for their continued support and look forward to providing exceptional customer service once again in 2011.

We believe we've won these awards because, at COPT, we focus on developing strong relationships with our tenants. These collaborative partnerships allow us to provide the features and amenities our customers need. Our experience in serving our core tenants in the U.S. Government and Defense IT sectors and Data Centers serving such sectors enables us to understand and meet special security requirements. Our tenants rely on us to provide safe, effective space and we've gained their trust over the years. Just take a look at the list of our top 20 tenants. Many are part of our Super Core strategy, and nearly all currently have multiple leases with COPT. We look forward to meeting the needs of existing tenants, as well as new ones, as we develop projects such as Redstone Gateway, Patriot Ridge and North Gate Business Park.

Developing Our Sustainability Strategy

COPT HEADQUARTERS · 6711 COLUMBIA GATEWAY DRIVE · COLUMBIA, MARYLAND

As part of COPT's focus on long-term success, we believe it is important to ensure the future quality of our environment. In 2003, COPT made a commitment to design and build all of our new properties to LEED (Leadership in Energy and Environmental Design) Silver certification or higher. At the end of 2010, COPT had 17 LEED Accredited Professionals (APs) on staff and our portfolio included:

- 10 LEED Gold certified buildings
- 13 LEED Silver certified buildings
- 1 LEED certified building
- 2 LEED Existing Building (EB) certified buildings
- 31 buildings registered in the LEED program


the COPT
green
project


COPT GREEN
BUILDING
PROGRAM


U.S. GREEN BUILDING COUNCIL
MEMBER

2010 brought our first two LEED EB certifications, at 6711 Columbia Gateway and 13200 Woodland Park Road. LEED EB recognizes sustainability achievements in existing buildings.

We have set a goal of having more than 50% of our portfolio brought up to LEED certification standards by 2015. We plan to achieve this by developing new LEED-certified buildings, purchasing new properties, selling older properties and converting our existing properties to LEED certification standards through upgrades.



ONE DULLES TOWER · 13200 WOODLAND PARK ROAD · HERNDON, VIRGINIA

With this in mind, we implemented LEED EB prerequisites as standard operating procedure across our portfolio for key aspects of our property operations and management. These include using green cleaning methods, initiating "No Smoking" policies, implementing recycling programs, practicing integrated pest management, and tracking energy and water consumption through Energy Star.

We registered our property portfolio in Energy Star, a joint program of the U.S. Environmental Protection Agency and the U.S. Department of Energy that focuses on protecting the environment through energy-efficient products and practices. This program ranks our portfolio's energy consumption against those of other buildings in the program and tracks our progress.

In an effort to reduce our energy consumption, COPT made upgrades in mechanical equipment and energy management systems and implemented a proactive Preventative Maintenance Program on all major mechanical equipment. We also procured electricity for future years through a series of bundled hedges, achieving almost a 17% savings in the energy portion of the rate for 2012.

Also in 2010, we worked with a thought leader in sustainability to develop a strategy to maintain our green leadership position. Our resulting five-year plan focuses on three major components: our investors, who are increasingly environmentally-conscious; our tenants, who increasingly demand sustainable space; and COPT employees, whose skills we must continually develop for the future.



Creating Environments that Inspire Success through Art

At COPT, we believe it is important to invest in the environments in which our tenants spend a significant amount of time. By adding art pieces – both outdoors in our business parks and indoors in our buildings – we create environments that inspire success.

Art enhances the overall value of our business parks by creating a unique environment that differentiates us from our competitors. It defines a level of quality and makes a statement of excellence.

The outdoor sculptures we commission or purchase become an integral part of the surrounding community. Sight lines into our office parks offer views of art as people drive or walk by. We also engage the local community and artists in dedication ceremonies.

COPT works with artists to commission or purchase original art. We have placed more than 600 pieces, including sculptures, paintings, tapestries and photographs, in many of our buildings across five states.

Additionally, we support local arts programs through volunteerism and corporate contributions.















Improving the Fabric of Our Communities

COPT strives to be a leading contributor in improving the fabric of the communities where we live, work and serve. Last year, COPT reinvented its Day of Service, calling it "Donate 8," and set a goal of having 250 employees participate. In 2010, 252 employees (more than 61% of the Company) dedicated eight hours to hands-on community service. The average usage rate of employer-offered day of service programs in the United States is 20%. COPT is anything but average.

DONATE 8
COPT day of service

During 2010, COPT employees:

- Built two new homes in 15 days in conjunction with Harford Habitat for Humanity
- Fed countless people through our work at and donations to local food banks
- Helped Iraq and Afghanistan war veterans heal by hosting hunting and fishing excursions with Wounded Warriors
- Helped children at Kennedy Krieger Hospital with therapeutic recreation
- Donated our time and gifts to the students at Highlandtown School in Baltimore City
- Sorted and packed gifts for the Salvation Army's Angel Tree Program
- Helped Toys for Tots at Christmas
- Volunteered to clean up Fountain Creek in Colorado Springs
- Organized "The Car Warsh" benefitting The United Way of Central Maryland
- Initiated The Giving Tree Project, collecting gifts for those who are less fortunate

...and contributed volunteer hours to many additional organizations as well.

COPT also made charitable contributions to more than 170 community service and civic organizations during 2010, including:

- The Sheppard Pratt Health System's 18th Annual Care for Kids Concert
- American Red Cross Relief for Haiti
- Baltimore Harbor Waterkeeper's 3rd Annual Trash Bash
- The Care and Share Food Bank for Southern Colorado
- The Girl Scouts of Central Maryland Distinguished Women's Event
- The Give Thanks Walk for St. Jude Children's Research Hospital
- The Juvenile Diabetes Research Foundation's Walk to Cure Diabetes
- The Arlington Food Assistance Center
- The Alabama Coastal Foundation
- Space Camp for the Visually Impaired, through the Maryland School for the Blind

...and many more.

Taking a Long-Term Strategic View

"In strategy, it is important to see distant things as if they were close and to take a distanced view of close things."

- Miyamoto Musashi, a Japanese Samurai warrior and strategist

Despite the challenges associated with a difficult economy in 2010, COPT focused on the future of the Company. We rely on the soundness of our strategy to carry us through the difficult times. COPT is a company with a solid foundation and a consistent strategy that has the flexibility and creativity to thrive in the long term.

2010 was a year of positioning and creation for COPT; we look forward to 2011, a year of execution.







Corporate Information

INVESTOR RELATIONS

For help with questions about the Company, or for additional corporate information, please contact:

Stephanie Krewson
Vice President, Investor Relations
Corporate Office Properties Trust

6711 Columbia Gateway Drive, Suite 300, Columbia, Maryland 21046
Telephone: 443.285.5400 / Facsimile: 443.285.7640 / Email: ir@copt.com

ANNUAL MEETING

The annual meeting of the shareholders will be held at 9:30 a.m. on May 12, 2011, at the corporate headquarters of Corporate Office Properties Trust at 6711 Columbia Gateway Drive, Suite 300, Columbia, Maryland 21046.

EXECUTIVE OFFICERS

Randall M. Griffin
Chief Executive Officer

Roger A. Waesche, Jr.
President and Chief Operating Officer

Stephen E. Riffee
Executive Vice President and Chief Financial Officer

Wayne H. Lingafelter
Executive Vice President, Development & Construction


COPT

CORPORATE OFFICE PROPERTIES TRUST

EXECUTIVE OFFICES

6711 Columbia Gateway Drive, Suite 300, Columbia, Maryland 21046
Telephone: 443.285.5400 / Facsimile: 443.285.7650 / www.copt.com


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